Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation
Commission File No. 0-26035
General Motors Corporation
Commission File No. 1-00143
Date:  December 14, 2001

ECHOSTAR, VIVENDI UNIVERSAL FORM STRATEGIC
ALLIANCE TO OFFER NEW PROGRAMMING, INTERACTIVE
TELEVISION SERVICES FOR CONSUMERS

  Strategic Alliance Covers All Vivendi Universal Content and Technology Assets
  Vivendi Universal to Launch Five New Channels, Including One in DISH Network's "America's Top 100" Programming Package
  “MediaHighway” Technology, Developed by Canal+, to Be Deployed On New Generation PVR Set-Top Boxes
  Satellite-Delivered Creative New Programming Initiatives For Channels and Interactive Services
  Agreement Includes Pay-Per-View and Video-On-Demand Services
  EchoStar to Issue Shares for $1.5 Billion Investment from Vivendi Universal with Downside Protection

Littleton, Colo., and Paris, France - Dec. 14, 2001 - EchoStar Communications Corporation (Nasdaq: DISH) and Vivendi Universal (NYSE: V; Paris Bourse: EX FP) announced today an 8-year strategic alliance in which Vivendi Universal will develop and provide EchoStar’s DISH Network satellite TV customers in the United States a variety of programming and interactive television services. Vivendi Universal will also make a $1.5 billion equity investment in EchoStar to provide a portion of the funding for the pending merger with Hughes Electronics Corporation (NYSE: GMH), the parent company of DirecTV. This agreement will provide a major distribution opportunity for Vivendi Universal’s content and technology assets in the United States.

Investors and financial analysts are invited to participate in a conference call with Vivendi Universal and EchoStar officials on Friday, Dec. 14, 2001, at 8 a.m. New York EST by calling 1-888-881-4892 in the U.S. International investors can call 33(0) 1 56 38 35 35; 33 (0) 1 55 69 57 51 in France; or 0800 279 2280 in U.K. Replays: In U.S., dial 1-877-289-8525, passcode 160089#; in France, dial 33(0) 1 40 50 20 20, passcode 7474; in U.K. 44(0) 208 797 24 99, code 118310#. An audio webcast and replay of the investor call will be available through the website at www.echostar.com.

Members of the media are invited to participate in a separate conference call at 9:30 a.m. New York EST by calling 1-800-257-7063 in the U.S. International press can call 33 (0) 1 56 38 35 35 or 33 (0) 1 55 69 57 51. Replays: In U.S., dial 1-303-590-3000, passcode 426257; in France, dial 33 (0) 1 40 50 20 20, passcode 6840; in U.K. dial 44 208 797 2499, passcode 118306.

As part of the agreement, Vivendi Universal, a world leading provider of media content, plans to offer EchoStar’s DISH Network customers five new channels of basic and niche programming content including action, suspense, music, youth-oriented channels and interactive game channels, with one channel in DISH Network’s “Americas Top 100” programming package and two in “America’s Top 150” programming package. Vivendi Universal will also offer expanded pay-per-view and video-on-demand movies from current Vivendi Universal films, as well as certain library films and events. These services are expected to begin in the fall of 2002, and will complement EchoStar’s current lineup of entertainment, family, news and sports channels. Customary fees per subscriber will be paid by EchoStar to Vivendi Universal once the channels become available.

Vivendi Universal and EchoStar will also work together on a new programming initiative to develop new satellite-delivered broadband channels featuring interactive games, movies, sports, education, and music to be launched within a 3-year period following the consummation of the agreement.

Also as part of the agreement, EchoStar will integrate Vivendi Universal’s advanced, interactive middleware technology, MediaHighway, a Canal+ Technology, as a non-exclusive middleware solution that will provide DISH Network customers using personal video recorders unique interactive TV services, such as movies from Vivendi Universal and music from Universal Music Group. Such movies and music can be downloaded, stored on a hard drive and viewed or listened to at any time. The parties will look at the broadest possible use of MediaHighway.

Assuming the pending merger of EchoStar and Hughes Electronics is completed, DirecTV customers will also receive the expected benefits of this strategic alliance with Vivendi Universal.

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“This alliance is very exciting news for our DISH Network customers as they will have access to more smash-hit box office movies, niche sporting events and the ability to order more movies or their favorite music at the touch of the remote,” said Charlie Ergen, chairman and CEO of EchoStar. “This agreement will provide EchoStar with more options and will better enable EchoStar to compete in the multichannel video programming distribution (MVPD) market. This alliance is also part of our vision to compete against the cable companies while providing consumers, no matter where they live in the U.S., more channel choices and the latest technologies, all at nationwide, competitive pricing. Also, this equity investment would give us a stronger financial footing and provide the combined company additional financial flexibility.”

“Entertainment content is a fiercely competitive market,” said Jean-Marie Messier, chairman and CEO of Vivendi Universal. “With today’s announcement, Vivendi Universal is securing key access to consumers, as this ‘multi-dimensional’ transaction provides us with an important distribution system for our broad array of assets – from content to technology. This agreement is a foundation upon which we all intend to build even more value-creation opportunities for the benefit of our customers.”

“Vivendi Universal’s content includes movies, music, games, education and sports, each of which has leadership positions,” Messier continued. “Vivendi Universal is committed to providing high-quality entertainment content over each form of distribution worldwide. The EchoStar agreement provides Vivendi Universal distribution of up to 15 channels, including interactive services, over the entire EchoStar footprint, which covers 100% of U.S. households. When EchoStar’s pending merger with Hughes Electronics is approved, EchoStar subscribers will reach nearly 15 million households. In line with our alliance strategy, this deal does not put us in a position of directly buying or controlling cable or satellite distribution. Rather, it offers us critical distribution access through a leading distributor, with tremendous opportunities to build upon our partnership.”

“On a personal note, I am enthusiastic about entering into this partnership with Charlie Ergen, a very dedicated, creative and successful entrepreneur, whom I greatly admire and respect,” Messier concluded. “We are also looking forward to working with the combined EchoStar when the pending merger with Hughes Electronics is completed.”

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“We are pleased that EchoStar is moving quickly to put together the financing for our pending merger,” said Jack Shaw, president and CEO of Hughes Electronics. “We also fully support this strategic alliance with Vivendi Universal, which demonstrates the commitment to introduce innovative, new service offerings on a non-exclusive basis to benefit consumers and enhance competition.”

Under the agreement, EchoStar will issue Series D Preferred Stock, at an issue price of approximately $26.04 per share, in exchange for a $1.5 billion equity investment by Vivendi Universal. The stock will have the same economic and voting rights as the shares of Class A common stock into which it is convertible and will have a liquidation preference equal to its issue price. On consummation of the merger with Hughes, the Series D Preferred Stock would convert into shares of EchoStar Class A Common Stock immediately prior to the merger of EchoStar and will then be exchanged for shares of the Class A Common Stock of the combined EchoStar/Hughes in the merger. As a result of the transaction, Vivendi Universal will own approximately 10 percent of EchoStar, or less than 5 percent of the combined EchoStar – Hughes following the proposed merger.

Vivendi Universal will also receive contingent value rights, intended to provide downside protection for the price of the Class A Common Stock to be issued upon conversion of the Series D Preferred Stock. The maximum payment under the rights is $225 million if the pending merger with Hughes Electronics is completed, or $525 million if the pending merger is not completed. Any amount owing under these rights would be settled 3 years after completion of the merger, or 30 months after the merger agreement terminates, as applicable except in certain limited circumstances. The equity investment by Vivendi Universal is expected to be completed in the first quarter of 2002.

As part of this alliance, Jean-Marie Messier will become a member of EchoStar’s Board of Directors when the investment occurs, and he will continue as a director following the pending merger of EchoStar and Hughes Electronics.

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Completion of these transactions is subject to regulatory clearance under the Hart-Scott-Rodino Act and other customary conditions. These transactions have received requisite corporate approvals of Vivendi Universal, EchoStar, Hughes Electronics and its parent company General Motors. However, the transactions are not conditioned on the closing of the EchoStar-Hughes merger and will remain in effect whether or not the EchoStar-Hughes merger is approved.

About EchoStar

EchoStar Communications Corp. and its DISH Network provide state-of-the-art direct-broadcast satellite TV service that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.43 million customers. For more information, visit www.echostar.com.

About Vivendi Universal:

Media and Communications and Environmental Services: The media and communications business is divided into five business segments: Music, Publishing, TV and Film, Telecoms and Internet. The Music business is conducted through Universal Music Group, the world’s leading music company, which develops, acquires, manufactures, markets and distributes recorded music through wholly owned operations or licensees in 63 countries around the world. Universal Music Group’s other businesses also include one of the world’s largest music publishing companies, which involves the acquisition of rights to, and licensing of, musical compositions. The Publishing business is a worldwide content leader in its core markets: education/literature, games, and healthcare information. It provides content across multiple platforms. The TV and Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay-TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. Vivendi Environnement is a 63-percent owned subsidiary of Vivendi Universal, which operates the environmental services business, with operations around the globe.

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IMPORTANT DISCLAIMER:

This press release contains “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside Vivendi Universal’s control, including but not limited to: the risk that recently acquired operations of Vivendi Universal will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions by Vivendi Universal will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal’s revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission’s web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

This press release also contains “forward-looking statements” with respect to EchoStar and a combined EchoStar/Hughes. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination with Hughes or the strategic alliance with Vivendi Universal may not be realized within the expected time frame or at all; (3) revenues following the transactions may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transactions; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transactions may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,”

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“would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

In connection with the proposed merger of EchoStar and Hughes Electronics Corporation, General Motors Corporation (“GM”), Hughes Electronics Corporation (“Hughes”) and EchoStar Communications Corporation (“EchoStar”) intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the

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effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

MEDIA CONTACTS:
EchoStar – Judianne Atencio, 303-723-2010
EchoStar – Marc Lumpkin, 303-723-2020
Vivendi Universal – NY – Anita Larsen, 212-572-1118
Vivendi Universal – NY – Mia Carbonell, 212 572-7556
Vivendi Universal – Paris – Antoine Lefort, 011 33 1 71 71 1180
Hughes – George Jamison, 310-662-9986

INVESTOR CONTACTS:
Vivendi Universal – NY – Eileen McLaughlin - 212-572-8961
Vivendi Universal – Paris – Laurence Daniel - 011 33 1 71 71 12 33
EchoStar – Kim Culig – 303-723-1277

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